SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. _1_)(1)


                       United Shipping & Technology, Inc.
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                                (Name of Issuer)


                          Common Stock, par value $.004
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                         (Title of Class of Securities)


                                    911498103
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                                 (CUSIP Number)

                            Thomas F. Steichen, Esq.
                             Briggs and Morgan, P.A.
                                 2400 IDS Center
                              Minneapolis, MN 55402
                                 (612) 334-8656
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 14, 2000
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].







----------------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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CUSIP No.   911498103                 13D            Page  2   of   6   Pages
          ---------------------                          -----    -----
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Richard Neslund and Mabeth Neslund
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

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3        SEC USE ONLY



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4        SOURCE OF FUNDS*

         PF

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)
                                                                             [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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                       7        SOLE VOTING POWER

                                1,885,567 shares of Common Stock.

       NUMBER OF      ----------------------------------------------------------
        SHARES         8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING      ----------------------------------------------------------
        PERSON         9        SOLE DISPOSITIVE POWER
         WITH
                                1,948,900 shares of Common Stock, 63,333 shares
                                of which are represented by warrants to purchase
                                Common Stock.
                      ----------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER


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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,948,900 shares of Common Stock, 63,333 shares of which are represented by warrants to purchase Common Stock.

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.8 % of Common Stock

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14       TYPE OF REPORTING PERSON*

         IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1:     Security and Issuer

            The name of the issuer is United Shipping & Technology, Inc. (the "Issuer") and the address of its principal office is 9850 51st Avenue North, Suite 110, Minneapolis, Minnesota, 55442. The title of the class of equity security to which this statement relates is Common Stock. The Reporting Persons (as defined herein) beneficially own 1,948,900 shares of Common Stock.


Item 2:     Identity and Background

      (a) This statement is filed jointly by Richard Neslund and Mabeth Neslund, who affirm that they do not constitute a group (together, the "Reporting Persons").

      (b)   Richard Neslund and Mabeth Neslund
            15210 Wayzata Blvd.
            Wayzata, MN 55391

      (c) Mr. Neslund is President of Park Avenue of Wayzata, Inc. The address of the principal office of Park Avenue of Wayzata, Inc., is 15210 Wayzata Blvd., Wayzata, Minnesota 55391.

      (d) Neither of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violation, or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

      (f)   Both of the Reporting Persons are citizens of the United States.


Item 3:     Source and Amount of Funds or Other Consideration

            Not applicable.


Item 4:     Purpose of Transaction

            The Reporting Persons acquired the shares of Common Stock of the Issuer reported herein for investment purposes. The Reporting Persons reserve the right to purchase additional shares or to sell shares if they deem such action to be in their best interest. The Reporting Persons do not have any specific plans or proposals respecting extraordinary corporate transactions effecting the Issuer, sale or transfer of its assets, changes in its board of directors or management, capitalization, dividend policy, business or corporate structure, charter or bylaws or instruments corresponding thereto, the listing of the Issuer's securities, a class of equity securities becoming eligible for termination of registration, or similar actions.

Item 5:     Interest in Securities of the Issuer

      (a) As of February 14, 2000, the Reporting Persons beneficially own 1,948,900 shares of Common Stock, 63,333 shares of which are represented by warrants to purchase Common Stock. These shares represent 12.8 % of the Common Stock of the Issuer.

      (b) The Reporting Persons have the sole power to vote or to direct the vote of 1,885,567 shares of Common Stock and the sole power to dispose or to direct the disposition of 1,948,900 shares of Common Stock of the Issuer, 63,333 shares of which are represented by warrants to purchase Common Stock.

      (c) The Reporting Persons acquired 1,900 shares of Common Stock of the Issuer through a market purchase on July 30, 1999. Following the purchase the Reporting Persons beneficially owned 1,054,233 shares of Common Stock.

            The Reporting Persons acquired a total of 27,500 shares of Common Stock of the Issuer through five separate market purchases each occurring on August 4, 1999. Following the purchases, the Reporting Persons beneficially owned 1,081,733 shares of Common Stock.

            The Reporting Persons acquired 2,500 shares of Common Stock of the Issuer through a market purchase on August 11, 1999. Following the purchase the Reporting Persons beneficially owned 1,084,233 shares of Common Stock.

            The Reporting Persons acquired 100,000 shares of Common Stock of the Issuer through a private placement on August 12, 1999. Following the purchase, the Reporting Persons beneficially owned 1,184,233 shares of Common Stock.

            The Reporting Persons exercised a Common Stock Purchase Warrant on October 12, 1999, for 125,000 shares of Common Stock of the Issuer at an exercise price of $1.75 per share. Following the exercise, the Reporting Persons beneficially owned 1,184,233 shares of Common Stock.

            The Reporting Persons acquired a total of 98,000 shares of Common Stock of the Issuer through a series of 18 separate market purchases between October 22, 1999, and November 5, 1999. Following the purchases, the Reporting Persons beneficially owned 1,282,233 shares of Common Stock.

            The Reporting Persons acquired 666,667 shares of Common Stock of the Issuer through a private placement on February 14, 2000. Following the purchase, the Reporting Persons beneficially own 1,948,900 shares of Common Stock.

      (d)   Not applicable.

      (e)   Not applicable.


Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

            Not applicable.

Item 7:     Material to be Filed as Exhibits

            Not applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Dated: February 17, 2000



                                       /s/ Richard Neslund
                                       -----------------------------------------
                                       Richard Neslund



                                       /s/ Mabeth Neslund
                                       -----------------------------------------
                                       Mabeth Neslund